Proven Leadership is the Missing Ingredient for Long-Term Success

January 25, 2016



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HCS-MANAGED FUNDS CURRENTLY HOLD LONG POSITIONS IN GDOT.

"Shareholders are justified in raising questions as to the competence of the management when the results (1) are unsatisfactory in themselves, (2) are poorer than those obtained by other companies that appear similarly situated, and (3) have resulted in an unsatisfactory market price of long duration"

Ben Graham

Table of Contents

Introduction   5

Stock Underperformance   15

Weak Financial Results   24

Poor Execution and Shareholder Unfriendly Capital Allocation   36

Inconsistent and Misleading Investor Communications   54

Senior Leadership Deficiency and Turnover   62

Weak Corporate Governance and a Misaligned Board   69

Our Plan for Creating Long-Term Shareholder Value   78

Introduction

Harvest Capital, a Long-Term Green Dot Shareholder, is Calling for Change

Our History with Green Dot

- Largest active outside Green Dot shareholder, owning a 6.2% stake
- First purchased shares in 2012 and have patiently remained a large shareholder for 3+ years
- Attempted to engage privately and constructively with Green Dot's Board of Directors (the "Board") to address concerns
- Advocating for the removal of CEO Steve Streit and immediate reconstitution of the Board

Harvest Capital Background & Track Record

- Investment firm founded in 2000 with $2.3 billion of assets under management across multiple strategies
- Flagship fund, HSCP, has generated net compound annualized returns of more than 15% since inception, compared to 7% for the Russell 2000[1]
- Investor Alignment: HSCP closed to new investments in 2008 and has returned nearly all investor profits since 2010 to ensure our fund remains appropriately sized to execute our strategy

Investment Philosophy

- Target universe: TMT, Consumer, Financial and Business Services with market capitalizations generally under $5 billion
- Invest in misunderstood businesses with misplaced investor "angst" that can appreciate materially as perception changes
- Long-term view allows for constructive management dialogue with an emphasis on understanding strategic decisions
- Across hundreds of investments over 16 years, this is the first time Harvest has been compelled to take our concerns about leadership and strategic direction public

Green Dot is a Dominant Franchise…

Leading Prepaid Brands

    

Leading Scale

- Over 100,000 retail distribution partners
- 4.5 million active cards
- Over 50 million cash reloads in 2014

Large and Growing Market

- Open-loop prepaid is considered the fastest growing segment of the payments market[2]
- Nearly $350 billion in total prepaid transaction value in 2015[3]
- Open-loop prepaid card load value is expected to expand at a 16% CAGR from 2011-2017[4]

Consolidating Industry

- Hundreds of program managers gradually consolidating towards a duopoly, Green Dot and NetSpend
- Opportunities for ongoing accretive portfolio acquisitions

Stable Unit Economics

- Revenue per card has grown at a 2% CAGR over the last 4 years[5]
- Five year contract renewal keeps Walmart MoneyCard under the Green Dot umbrella through 2020

Massive Data Advantage

- Purchase and reload data on more than 25 million current and past Green Dot cardholders[6]
- 13 million monthly phone inquiries and 10 million online/mobile monthly visitors[7]

Strong Financial Position

- Approximately 80% of revenues are recurring[8]
- Strong cash flow generation - $76 million free cash flow though first nine months of 2015[9]
- Flexible balance sheet - $2.69 consolidated net cash per share[10]

…Operating in a Secular Growth Market…

Open-loop prepaid is the fastest growing segment of the payments market

- According to the Center for Financial Services Innovation, 57% of the U.S. population is struggling financially
- 45% of the 18-24 year-old population would prefer a prepaid account to a checking account due to the lower costs and protection from overdraft fees
- Usage of prepaid cards has grown by 50 percent from 2012 to 2014, with one in 11 adults using a prepaid card monthly, according to the Pew Charitable Trusts, a Philadelphia-based nonprofit

U.S. Consumer Payment Transactions (% of Total)[11]

	2008	2013	2018E	'08-'18 CAGR
Cash	34.4%	30.4%	23.0%	(0.9%)
Check	14.1%	7.8%	3.7%	(10.8%)
Credit	18.8%	18.0%	20.7%	4.8%
Debit	24.1%	32.0%	37.5%	8.9%
Prepaid	**3.5%**	**5.4%**	**8.5%**	**14.2%**

While prepaid cards initially appealed to lower-income consumers and individuals who could not open a bank account, the product is increasingly finding mainstream use cases such as allowing consumers to monitor spending and avoid excessive debt

…And Owns the Best Brands in Prepaid

- In a survey of over 750 reloadable prepaid card users, consumers consider Green Dot cards to represent the best brands, are the easiest to use, offer the best features, and are lowest cost[12]



Best Brand

Walmart MoneyCard	21%
Green Dot	20%
Netspend	14%
Bluebird	13%
American Express Serve	12%
Other	7%
RushCard	4%
Chase Liquid	4%
AccountNow	2%
PayPal	1%
PayPower	1%
Achieve Card	1%

■ Green Dot brands



Easiest to Use

Walmart MoneyCard	25%
Green Dot	22%
Netspend	13%
American Express Serve	11%
Bluebird	10%
Other	7%
Chase Liquid	4%
RushCard	3%
AccountNow	2%
PayPower	1%
PayPal	1%
Achieve Card	1%



Best Features

Walmart MoneyCard	20%
Green Dot	20%
Bluebird	13%
American Express Serve	13%
Netspend	13%
Other	7%
RushCard	4%
Chase Liquid	4%
AccountNow	3%
PayPower	2%
PayPal	1%
Achieve Card	1%



Lowest Cost

Walmart MoneyCard	29%
Green Dot	18%
Bluebird	13%
Netspend	12%
American Express Serve	9%
Other	7%
RushCard	4%
Chase Liquid	3%
AccountNow	3%
PayPower	1%
Achieve Card	1%
PayPal	1%

Despite Unique and Defensible Assets at Management's Disposal, Green Dot Shareholders have Suffered

Stock Under-performance	• Over the last five years, Green Dot has generated a total shareholder loss of 71% • Returns consistently rank near the bottom of the Company's self-selected peer group • Green Dot has one of the lowest valuations in the entire payments universe
Weak Financial Results	• In the five years since Green Dot has become a public company, revenue has nearly doubled, EBITDA has grown nearly 50%, yet Earnings Per Share (EPS) is unchanged • Green Dot has failed to meet management guidance or has lowered guidance in eight consecutive quarters
Poor Execution	• In the last three years, we believe management has not introduced one new product that was delivered on-time, on-budget and can be considered a success in the market • Multiple execution failures in every quarter over the last two years • Completed a $43 million dilutive related party transaction with zero discernible strategic value
Inconsistent Investor Communication	• Concerned that CEO repeatedly makes inconsistent and misleading statements • Management failed to disclose two material acquisitions
Senior Leadership Deficiency	• Majority of the leadership team from the IPO in 2010 have left Green Dot • The Company has had three CFOs in the last 24 months • Abysmal current and former employee reviews of CEO and Board of Directors
Weak Corporate Governance	• Classified Board; no ability to call special meetings or act by written consent • Changed compensation consultants three times in 18 months • "Say-on-Pay" approval vote declined from ~99% in 2011 to ~67% in 2014; received governance score of 10 from Institutional Shareholder Services (ISS), indicating the highest possible risk • Incentive compensation not aligned with shareholder value creation

We believe new leadership and an aligned Board are required to unlock the immense value in Green Dot

A Brief Background on Our Long History with Green Dot

Hopeful in 2012
- Originally invested in late 2012 with the view debilitating competitive concerns were misplaced
- Initially supportive of Mr. Streit, believing he could reverse weak performance and poor communication

Supportive in 2013
- Positive, constructive dialogue with management
- Believed Mr. Streit could deliver on new growth initiatives (GoBank, updated MoneyCard) and expense savings (in-source processing, focus on profitability)
- Given historical performance issues, management appeared to take new approach of under-promising and over-delivering

Confused in 2014
- Shifting commentary, push-out of strategic initiatives, contradictory statements
- Execution issues begin to mount – GoBank materially behind plan, updated MoneyCard program vastly under-performed, expense savings not delivered
- Attempted in good faith to work with management to understand and address issues

Concerned in 2015
- More execution issues, perpetual guidance reductions, irreconcilable CEO statements
- Met with Board members Aldrich and Dent in March 2015, and attempted to privately address concerns
- Wrote multiple follow-up letters to the Board detailing performance, execution, and communication issues; received one-page response dismissing our concerns
- Following guidance reductions in three subsequent quarters and additional strategic missteps, met with broader Board in December 2015; again Board refused to acknowledge the need for change

Confronting the facts in 2016
- Demanding termination of Mr. Streit as CEO and Chairman and resignation of Messrs. Greenleaf and Aldrich as directors

Rather than work constructively with Harvest, Green Dot's CEO and Board have complacently dismissed our concerns

Harvest Capital is not an activist investor. We have only taken the difficult step of making our concerns public after exhausting all private avenues. The Board has made its position clear: protecting the status quo is more important than protecting the best interests of its shareholders

The Green Dot of today requires a proven leader who can deliver consistent results. Mr. Streit has proven over many years that he is not that person



Under the Right Leadership, We Believe Greener Pastures Lie Ahead for Green Dot

- Through a prudent approach to top-line growth and new product development, a maniacal focus on operating expenses, a commitment to share repurchases, and simple steps to utilize "trapped" bank capital, we believe Green Dot can nearly double its earnings per share over the next three years[13]

- Our assumptions below are discussed in greater detail herein. We conservatively exclude additional accretive initiatives that we believe can be realized

Waterfall chart:

2015	$1.30
2.5% Card Growth per Year	$0.12
5.0% ARPU Growth per Year	$0.18
$50M/Year Stock Repurchase	$0.31
$10M Processing Expense Saving	$0.13
$25M Cost Cuts	$0.32
Bank Yield	$0.20
2018	$2.56

A Comment on Strategic Alternatives

- At Harvest Capital, we think long-term and believe the best long-term outcome for Green Dot shareholders will be driven by new leadership, both at the CEO and Board levels

- There is significant value to be unlocked within the Company, and unlocking the inherent value through an initial path of independence is the best course of action

- By replacing Mr. Streit with a proven CEO, a shareholder-friendly philosophy can finally be pursued

- However, if immediate management and Board changes are not implemented, the Company must explore strategic alternatives to prevent additional destruction of shareholder value

- We believe there would be numerous financial and strategic acquirers interested in Green Dot

- Given Green Dot's leading brand, 4.5 million active card base, high margin reload network, vast distribution at over 100,000 retail locations, strong cash flow and balance sheet flexibility, we believe immense shareholder value would be realized near-term through the sale of Green Dot

- As a point of context, NetSpend, Green Dot's closest peer, was acquired by TSYS in 2013 for 14.5x EBITDA[14]

The path of independence with experienced leadership would maximize long-term value for all shareholders; but if Green Dot were to explore a sale of the Company, we believe there is a long list of strategic and financial suitors

Stock Underperformance

"For some people, we're the biggest performing stock they have, if you bought us at $9 a share and we're at $16 and change"

Steve Streit, 12/2/15

Green Dot's Stock has Vastly Underperformed

- Over a reasonable time period, the most important shareholder metric for measuring a management team's performance and execution is total shareholder returns

- Over the last five years Green Dot has significantly underperformed the broad market as well as its peer group*,[15]



*Returns exclude dividend reinvestment

Lowest Absolute Shareholder Return Over the Last Five Years

HARVEST
CAPITAL STRATEGIES

- Green Dot has the lowest five year total return among the members of its Board selected peer group*,[16]
- Meanwhile, Green Dot's closest competitor, TSYS/NetSpend has generated outstanding shareholder returns over the last one-, two-, and five-year periods



1-Year Total Return

HPY 77%
GPN 60%
TSS 48%
EEFT 32%
B 19%
MA 14%
WU 3%
ADS (3%)
WEX (11%)
COF (11%)
DFS (17%)
GDOT (20%)
MGI (31%)
EVRI (39%)
(50%)
–
50%
100%

2-Year Total Return

GPN 99%
HPY 93%
TSS 53%
EEFT 51%
V 41%
MA 18%
WU 11%
ADS 5%
DFS (1%)
COF (2%)
WEX (11%)
GDOT (35%)
EVRI (56%)
MGI (70%)
(100%)
(50%)
–
50%
100%
150%

5-Year Total Return

HPY 539%
V 358%
MA 344%
EEFT 315%
ADS 289%
TSS 248%
DFS 210%
GPN 181%
WEX 92%
COF 80%
EVRI 38%
WU 11%
MGI (71%)
GDOT (71%)
(100%)
100%
300%
500%

$1.00 invested in Green Dot five years ago is worth only 29 cents today

*Returns calculated as of 12/31/15

If at First You Don't Succeed…
Change Your Peer Group

- In 2014, Green Dot's Board changed its compensation advisor from Barney & Barney to Advisory Board, only to change again six months later to Deloitte Consulting[17]

- Deloitte eliminated seven of Green Dot's 13 peers (excluding NetSpend which was acquired)

- Green Dot's closest competitor TSYS, which was already considered a peer in 2013 and 2014, was inexplicably removed from the peer group after acquiring competitor NetSpend



Peers from 2013 and 2014 Proxies	Peers from 2015 Proxy
Alliance Data Systems	Blackhawk Network
~~Capital One Financial~~	Cardtronics
~~Discover Financial~~	Cash America International
Euronet Worldwide	Cass Information Systems
Global Cash Access	Euronet Worldwide
~~Global Payments~~	EZCorp
Heartland Payment Systems	Global Cash Access
~~MasterCard~~	Heartland Payment Systems
MoneyGram	Jack Henry & Associates
~~NetSpend~~	MonyGram
~~Total System Services~~	Regional Management
~~Visa~~	WEX
Western Union	World Acceptance
Wright Express	

Because Green Dot's Board uses relative performance as a reference point for management compensation, we believe the Board altered its peer group in a blatant attempt to justify increased compensation to Mr. Streit

Even Against Revised Peer Group, Green Dot Returns are Abysmal

- Green Dot has generated negative absolute shareholder returns in each of the last one-, two-, and five-year periods*,[18]

- Total absolute shareholder loss over the last five years is 71%, ranking near the bottom of its peer group

- Its closest competitor, TSYS/NetSpend, is no longer included in its peer group



1-Year Total Return	2-Year Total Return	5-Year Total Return
HPY 77%	HPY 93%	RM N/A
CSH 33%	HAWK 75%	HAWK N/A
EEFT 32%	CSH 74%	HPY 539%
JKHY 27%	EEFT 51%	EEFT 315%
HAWK 14%	JKHY 36%	JKHY 187%
CASS (2%)	WEX (11%)	WEX 92%
RM (2%)	CASS (21%)	CATM 90%
WEX (11%)	CATM (23%)	CSH 82%
CATM (13%)	GDOT (35%)	CASS 78%
GDOT (20%)	RM (54%)	EVRI 38%
MGI (31%)	EVRI (56%)	WRLD (30%)
EVRI (39%)	EZPW (57%)	GDOT (71%)
WRLD (53%)	WRLD (58%)	MGI (71%)
EZPW (58%)	MGI (70%)	EZPW (82%)

Even against its revised peer group, Green Dot still ranks in the bottom half of performance over the last one, two, and five year periods

*Returns calculated as of 12/31/15



No Matter How the Data is Sliced, Green Dot's Underperformance is Unacceptable

- Over the last one-, two-, and five-year periods, Green Dot has significantly underperformed the Russell 2000, in addition to both its original and revised peer groups[19]

Green Dot and Peer Performance*

	1-year	2-years	5-years
GDOT	**(20%)**	**(35%)**	**(71%)**
Russell 2000	(4%)	0%	55%
Original Peer Group	11%	18%	203%
Revised Peer Group	(2%)	(2%)	113%

Green Dot Underperformance

	1-year	2-years	5-years
GDOT v Russell 2000	(15%)	(35%)	(126%)
GDOT v. Original Peer Group	(31%)	(53%)	(274%)
GDOT v. Revised Peer Group	(18%)	(33%)	(184%)

In the last five years, Green Dot has underperformed its original payments peer group by a staggering 274%

*Total returns include dividend reinvestment

Valuation Reflects Lack of Execution and Management Distrust…

- A company's valuation is comprised of two things – the earnings a company generates and the multiple investors are willing to pay for those earnings. Given Green Dot's persistent execution issues and chronic financial disappointments, investors are not willing to pay a reasonable multiple for the Company

- Green Dot has "earned" one of the lowest multiples across the processing and payments landscape*,[20]



*Valuations based on share prices at 1/6/16

…and has a Borderline Distressed EBITDA Multiple

- Despite a leading brand, a moderating competitive environment, and a strong balance sheet aided by significant free cash flow generation, Green Dot trades as if the Company were distressed[21]



*Valuations based on share prices at 1/6/16

Weak Financial Results

"Given all of these new growth initiatives already deployed and performing in the market, combined with the organic same-store growth that we continue to enjoy even in these times of enhanced risk controls and increased competition, it's fair to say that we believe we are well positioned to return to double-digit growth in 2014… mathematically it would almost be impossible not to be in the double digits next year"

Steve Streit, 10/31/13

GREEN DOT GREW JUST 4.8% IN 2014

Where is the Earnings Growth?

HARVEST
CAPITAL STRATEGIES

Earnings growth has significantly lagged both revenue and EBITDA growth – why is this the case?

- We believe management carelessly issued undervalued shares to make acquisitions
- Capitalized expenses have increased dramatically – no impact on EBITDA, but impacts EPS
- The Board bases performance compensation on revenue and EBITDA, not on per share earnings

Green Dot Financial Performance[22] *($ millions)*

	2010	2011	2012	2013	2014	2015E	2010-15 CAGR
Revenue	$377	$485	$555	$582	$610	$700	13.2%
Adjusted EBITDA	$98	$123	$111	$103	$132	$155	9.7%
Non-GAAP Diluted EPS	**$1.27**	**$1.55**	**$1.38**	**$1.15**	**$1.33**	**$1.30**	**0.3%**

Since Green Dot went public, revenue has nearly doubled, EBITDA has increased over 50%, and yet EPS has not changed

Green Dot has not Come Close to Hitting its IPO Targets…

Since the Company's IPO in July 2010, Green Dot has consistently missed expectations for revenue, EBITDA, and EPS

- Compared to the original analyst expectations, the magnitude of Green Dot's shortfall has increased over time
- By 2013, Green Dot's earnings per share was nearly 60% below the analyst expectations at the time of its IPO, and the Company had nearly a 1,000 basis point delta between the original consensus EBITDA margin expectations and the actual results

Performance v. Original Analyst Initiations[23] *($ millions)*

	2010	2011	2012	2013
Revenue				
Consensus	$373	$489	$634	$768
Actual	$377	$485	$555	$582
Variance %	**1.1%**	**(0.8%)**	**(12.5%)**	**(24.2%)**
EBITDA				
Consensus	$95	$118	$162	$206
Actual	$98	$123	$111	$103
Variance %	**3.2%**	**3.8%**	**(31.2%)**	**(50.0%)**
EPS				
Consensus	$1.22	$1.55	$2.14	$2.74
Actual	$1.27	$1.55	$1.38	$1.15
Variance %	**4.1%**	**0.5%**	**(35.6%)**	**(57.8%)**
EBITDA Margins				
Consensus	25.3%	24.2%	25.6%	26.8%
Actual	25.9%	25.3%	20.1%	17.7%
Delta	**0.5%**	**1.1%**	**(5.5%)**	**(9.1%)**

…And Analyst Estimates Continue to Decline

Since late 2014, consensus Green Dot estimates for 2015 have declined dramatically

- Revenue estimates have declined by 6%, while EPS estimates have declined by nearly 24%[24]
- The 24% decline is highly correlated with the 20% decline in Green Dot's share price



The Only Thing Consistent is the Level of Inconsistency

Green Dot has missed and/or reduced guidance for eight straight quarters

- Management consistently over-promises and under-delivers[25]

Quarter	Issue	Stock Reaction
Q4 13	Guided EBITDA and EPS well below consensus	Down 16%
Q1 14	Missed consensus revenue estimate	Up 2%
Q2 14	Missed consensus revenue estimate	Up 10%
Sep 18, 2014	Reduced guidance for revenue, EBITDA, and EPS*	N/A
Q3 14	Missed consensus revenue estimate	Up 8%
Q4 14	Missed consensus revenue and EPS; provided 2015 EPS guidance well below consensus	Down 23%
Q1 15	Lowered the top end of revenue guidance	Down 9%
Q2 15	Lowered annual revenue guidance	Down 8%
Q3 15	Missed consensus revenue, reduced annual revenue guidance, and guided EBITDA to low-end of range	Down 9%

Consistent "misses" indicate to us that management struggles to grasp key business drivers and is careless with financial forecasting

*9/18/14 was date of TPG acquisition announcement; management lowered annual guidance

Green Dot Profitability has Languished

- Green Dot's EBITDA margins are significantly below its processing and payments peer group[26]
- We believe Green Dot's core operating margin, excluding its recent acquisition of Tax Products Group, is currently below 20%



Performance is Particularly Weak Compared to Green Dot's Closest Peer

NetSpend's consistent financial performance is in stark contrast to Green Dot's inconsistency[27]





NetSpend has maintained consistent mid-teens revenue growth and high 20s EBITDA margins, while Green Dot has had deteriorating revenue growth and erratic EBITDA margins

Tale of the Tape:
David Out-Executing Goliath

- Despite a dominant brand, larger card portfolio, larger distribution network and a high margin reload network, Green Dot has underperformed NetSpend in nearly every major category[28]



	green dot	netSpend
Active Cards at 9/30/15	**4.5mm**	3.6mm
Retail Distribution	**>100k**	>70k
Reload Network	**Large**	Small
2011-2014 Revenue CAGR	8.0%	**16.4%**
2011-2014 EBITDA CAGR	2.4%	**15.1%**
2011-2014 Active Card CAGR	4.0%	**15.1%**
2014 EBITDA Margin	21.6%	**26.6%**
Revenue per Active Card 2014	$133	**$160**
Purchase Volume 2014	$14.2B	**$20.3B**
Purchase Volume per Card 2014	$3,100	**$6,700**
Direct Deposit Cards	700k	**1.8mm**
Direct Deposit Penetration	20.0%	**49.3%**
Expenses per Employee	$173k	**$114k**
Capex % of Revenue	6.5%	**4.2%**

We believe NetSpend's consistently strong performance demonstrates Green Dot's issues are company-specific and not related to broader prepaid market challenges

Capitalized Expense Levels are Incongruent with the Operating Model

"Our retailers and our distribution partners function as our branches, and it allows us to have an asset-light model"
– Chris Mammone, Former Head of IR, 9/30/14

- Green Dot claims to be an asset light business and its operating model is not asset intensive
- However, over the last five years, capex as a percent of revenue has increased from 3.7% to 6.5%
- These capitalized expenses appear to be wasteful spending based on the lack of corresponding revenue growth



Green Dot's Capital Structure is Suboptimal

- Given the recurring revenue nature of payments / processing companies, we believe employing prudent financial leverage can thoughtfully enhance equity returns
- The peer group averages 1.5x net debt to EBITDA leverage
- On a consolidated basis, Green Dot is in a net cash position
- This capital structure is particularly troubling considering ~7 million shares were issued for M&A in the last 18 months, resulting from shareholder unfriendly deal structures that we believe should have been optimized with inexpensive debt



Every Year is an Investment Year for Green Dot

Date	Person	Commentary
Jan 26, 2012	Analyst	• "It sounds like 2012 is an investment year but then is it reasonable to think that then when you get those investments behind you and you scale the platform and shift volume to Green Dot bank then 2013 is kind of a year that looks more normalized and hence could be kind of a margin catch up year? In other words, 2012 almost feels like it's a little bit of a transition period for you on the margin side"
	Former CFO	• "Yeah. I think that's a reasonable way to look at it"
Mar 14, 2012	Former CFO	• "You are right that this is an investment year. We're not only integrating our bank acquisition and integrating our new processor acquisition, we'll be integrating this Loopt acquisition"
Nov 1, 2012	Former CFO	• "You point out that we have heavy investments; you're absolutely right, this was a big investment year. You really don't see the financial impact of those investments until next year"
	Former CFO	• "It was a significant investment year for us, and next year we should see the fruits of those investments"
Jan 31, 2013	Steve Streit	• "We will look to reduce expenses company-wide in order to reclaim lost margin during this past investment year"
	Former CFO	• "I think as you get through this transitional year in 2013, we should at least be able to return to [a higher margin] level"
Oct 31, 2013	Steve Streit	• "[The] second half was certainly a outsized investment period"
Jan 30, 2014	Steve Streit	• "[The 2nd half of 2013] was an extraordinary …investment period for us"
Dec 2, 2015	Steve Streit	• "We're investing a lot or have invested a lot, now we'll get the pay-off next year "

> **For four years, Green Dot has been in "transition." Shareholders have seen negative returns from these perpetual investments. When do the benefits materialize?**

Poor Execution and Shareholder Unfriendly Capital Allocation

"While we're still in the early stages of integration and our assumptions could change, we expect the Loopt acquisition to be accretive beginning in 2013"

John Keatley, Former CFO, 4/26/12

LOOPT HAS YET TO GENERATE A POSITIVE RETURN

Persistent Execution Issues are a Major Concern

Green Dot management has had multiple execution issues in every quarter over the last two years

Quarter	Category	Execution Mistake
Q4 13	Cost control Operations	• New products and expanded distribution compress margins • Weather blamed for weak purchase volume growth
Q1 14	Operations Cost control Supply chain	• Weather and Target data breach blamed for loss of revenue and higher expenses • New product and distribution expenses slated for Q4 13 continued to impact 2014 margins • Gift card and MoneyCard inventory issues; gift card program down YoY
Q2 14	Strategy / Pricing Supply chain	• Lowered the purchase price of MoneyCard, likely due to below plan sell-through • Merchandising issues impacting new card sales and causing inventory stock-outs
Q3 14	Financial management Strategy / Pricing Operations	• Created weak deal structure for TPG acquisition • Introduced monthly fee on GoBank, abandoning "pay-what-you-want" approach • Disclosed in-house processing migration behind plan; savings will be delayed
Q4 14	Financial management Communications	• Issued ~1M shares for 2 acquisitions, further diluting shareholders; guided 2015 share count to 55M, representing ~20% share dilution from middle of 2014 • Filed Form 8-K disclosing historical TPG financials. 2014 revenue inconsistent with 9/18/14 statements
Q1 15	Product development Forecasting Strategy / Forecasting	• ACE product rollout delayed • TPG revenue forecast lowered by $7 million • MoneyPak to have larger impact than expected
Q2 15	Strategy / Forecasting Strategy / Forecasting Operations	• Organic cards decline more than expected • MoneyPak to have much larger impact than expected • Company takes impairment charge on internal processing
Q3 15	Forecasting Product development Strategy	• Organic cards previously expected to stabilize continued to decline • New product planned for Q4 delayed until 2015 • Announces re-introduction of MoneyPak in 2016, less than one year after its discontinuation
Q4 15	Strategy / Pricing Product development	• Management discloses updated MoneyCard not successful; changes course and announces price increases • Management discloses GoBank will not reach account enrollment target

In the last 3 years, we believe management has not introduced one new product that was delivered on-time, on-budget and can be considered a success in the market

Over the Last Five Years, Green Dot Shareholders have Endured Numerous Strategic Missteps and Execution Blunders

HARVEST
CAPITAL STRATEGIES

1 **Discontinuation of MoneyPak was an Execution Nightmare**
- The discontinuation of MoneyPak was poorly tested and vastly underestimated, resulting in damage to Green Dot's ecosystem and multiple negative revenue revisions during 2015

2 **Highly Touted Processing Savings Have Not Been Delivered**
- Management's attempt to deliver savings by in-sourcing card processing is three years behind schedule and has been subsequently abandoned
- One-time expenses for this project have become a recurring item for Green Dot

3 **Management Squandered Shareholder Capital in Loopt Acquisition**
- Management spent $43 million on a related party transaction with zero discernible strategic value
- Four years post-deal, this acquisition is yet to generate a positive return for shareholders

4 **GoBank has Significantly Underperformed Expectations**
- Highly touted mobile banking product has consistently missed expectations, altered strategy, wasted shareholder money, and confused consumers

5 **Updated MoneyCard Program was Poorly Designed and Implemented**
- Much anticipated 2013 changes to the MoneyCard program have been an abject failure

6 **TPG Acquisition was Poorly Structured and has Fallen Short of Expectations**
- The Tax Processing Group acquisition was poorly structured, with management issuing Green Dot's undervalued shares when inexpensive bank debt was available
- The acquisition has underperformed expectations

7 **Sallie Mae Partnership Ended in Breach of Contract Lawsuit**
- Green Dot's initially positive foray into the higher education market ended with a project write-down and a breach of contract lawsuit

8 **Green Dot Bank has been Underutilized and Mismanaged**
- Green Dot Bank is one of the least profitable banks in the country and management has tied up $150 million of shareholder capital and failed to date to present an approvable lending strategy to regulators

Under Mr. Streit's leadership, shareholders have suffered an unrelenting stream of execution mistakes in every functional area including pricing, distribution, operations, M&A, and product development

1 Discontinuation of MoneyPak was an Execution Nightmare

HARVEST CAPITAL STRATEGIES

MoneyPak was the de facto cash reload product for the prepaid industry

- Over 50 million reload transactions in 2014[31]
- Nearly one-third of reloads from third parties (i.e., loading non Green Dot products); over 120 third party card programs relied on Green Dot Network[32]
- Significant use cases outside of prepaid – offered consumers easy mechanism to pay bills online, add funds to PayPal account, send money to family or friends
- "Billboard" effect – consumers would see MoneyPak at checkout and realize they could reload their card at that location
- Given that MoneyPak was proprietary to Green Dot and was processed entirely on Green Dot's rails, we believe it was among Green Dot's highest margin products



PayPal
MoneyPak
Reload Prepaid Cards
Make Same-Day Payments
Add Money to a PayPal Account

We believe the discontinuation of MoneyPak was hasty and ill-conceived

- Due to its ease of use and anonymity, MoneyPak was subject to a small amount of victim assisted fraud scams, which created a public relations issue for Green Dot
- While MoneyPak may have needed a reboot, given its importance to Green Dot's ecosystem, changes should have been methodical and sufficiently tested; MoneyPak removal should not have occurred until a reliable substitute was commercially ready
- Instead, we believe MoneyPak was removed abruptly based on a "gut" decision
- We believe zero testing was conducted prior to discontinuation and the removal caused significant confusion for consumers and store associates; our field work indicates many retail stores inadvertently removed all Green Dot product from shelves

MoneyPak Debacle Reflects Mr. Streit's Apparent Struggles to Understand Business Dynamics

HARVEST
CAPITAL STRATEGIES

Survey indicates management vastly underestimated the importance of MoneyPak on the Green Dot ecosystem[33]

- More than 25% of respondents said the discontinuation of MoneyPak has impacted which prepaid card they use
- Nearly half of respondents said if MoneyPak were re-introduced, they would use it as their preferred reload product
- Nearly a quarter of customers said MoneyPak usage was not related to reloading their prepaid card (e.g., to add money to their PayPal account, send money to friends, make online bill payments)



1 Negative Revenue Revisions Due to MoneyPak

HARVEST CAPITAL STRATEGIES

- Mr. Streit initially stated the discontinuation would not have a material impact on revenue
- Just six months later, Mr. Streit forecast MoneyPak to be a 10% headwind to revenue
- Management has negatively revised its MoneyPak forecast in nearly every public correspondence for an entire year[35]

Date	Impact	Green Dot Commentary
Oct 30, 2014	Immaterial	• "MoneyPak is now removed in retailers representing about 60% or 70% of all MoneyPak sales" • "As that MoneyPak disappears and rides off into the sunset, you're going to see some of the fringe use of that line item go away; but as you can see, it's not really a material driver of revenue and a less material driver of EBITDA" • "You may see that line item move around somewhat, but **as you can see it's not particularly dramatic to the company's overall performance**"
Jan 29, 2015	$10M - $40M	• "It's impossible to predict with precision what impact the discontinuation of MoneyPak PIN" • "Already we are up to 75%, 80% swipe penetration" • "Walmart we've been 100% swipe since April of last year and it went very, very smoothly. It's a very logical behavior for the consumer" • "Every scenario **from crisis and doomsday and that's your $40 million**, to customers won't really care and it's easier to swipe and whatever and that's you lower end of the range"
Mar 10, 2015	$40M	• "We said in the previous call that we thought it would be at the high end of that $40 million, and we still feel good about that guidance"
May 7, 2015	$40M - $65M	• "The discontinuation of MoneyPak is proving very difficult to forecast" • "Based on the pacing of actual cash reload behavior in Q1 versus our assumptions, we now believe that the full-year impact resulting from the discontinuation of MoneyPak could be considerably higher" • "We could see an **incremental full-year revenue headwind as much as $25 million** on top of the forecasted $40 million high-end range"
Aug 4, 2015	$60M - $65M	• "Sizing the revenue [impact] has been extraordinarily difficult"
Nov 5, 2015	$60M - $65M plus additional impact on other card revenues	• "We expect to end the year slightly below our guidance range on revenue [due to] a larger than expected revenue impact from the discontinuation of MoneyPak and its **ecosystem effects** over the course of the year"

After broadly mismanaging MoneyPak's removal, which we believe has included channel miscommunication, repeated forecasting errors, and a damaged ecosystem, Mr. Streit announced MoneyPak will be re-introduced in 2016, just one year after its value destroying removal

2 Highly Touted Processing Savings Have Not Been Delivered

HARVEST CAPITAL STRATEGIES

"On January 24, 2012, the Company announced that it expects to transition processing services from TSYS to its in-house processing solution built on assets the Company recently acquired from eCommLink"

- Form 8-K filed 1/25/12

- Initially discussed bringing processing in-house in early 2012
- Some savings expected in 2013, full processing savings promised in 2014
- To our knowledge, Company is spending $10 million annually on this endeavor[36]
- Both executives hired for the in-house processing migration have left the Company, one leaving after only eight months[37]
- Rather than in-source processing, the Company is now paying for dual processors and is planning a complex migration in 2016[38]

2012

"Our processing will be migrated over 2013, and **you'll really see the benefit of that in 2014**"

"We expect this investment to generate **significant cost savings and margin expansion**"

"We **continue to be on track** with the expected timeline given previously on this initiative"

2013

"I think when we talked about it we gave 2014 as a year when we'd start to see some benefit. And we're **probably going to track later** than that"

"It's **unclear exactly when or what we're going to do** with our own processor"

2014

"We **expect that there'll be significant savings**, if you will, on processing coming up starting next year"

"We're **still investing in processing capabilities** that hopefully will lead to more savings down the road"

2015

"While the new processor is coming up and the old processor is going down, you're **paying both during that transition**...So that's a headwind"

"The **majority of [the write down]** was for software that was built for integration internally that no longer became needed when we decided go to MasterCard IPS for our processing solution"

Now entering 2016, shareholders have seen zero return on the endless processing investment. Where are the savings shareholders were promised and where is the accountability?

Management Squandered Shareholder Capital in Loopt Acquisition…

On March 30, 2012, Green Dot spent $43 million to acquire Loopt, "a pioneer in mobile user interface design, real-time location-based mobile rewards marketing, and geo-location application technology"[39]

Loopt deal contained a material conflict of interest among a myriad of other issues

- Sequoia Capital, Green Dot's largest venture capital investor and largest shareholder at the time, also owned 25% of Loopt[40]
- We believe zero strategic fit for Green Dot – Green Dot paid $43 million for Loopt, then promptly shut down the business and to our knowledge has not used a single line of Loopt code
- Loopt was $14 million dilutive to Green Dot's 2012 earnings, and we believe the acquisition has never generated a positive return[41]
- Green Dot effectively paid $1.43 million for each of Loopt's 30 employees, many of which have left the Company
- The founder and CEO of Loopt exited day-to-day activities almost immediately after his lock-up commitment expired[42]

Management has not delivered on a single promise made at the time of the deal[43]

Promise at Time of Acquisition / Green Dot Commentary	Actual Result
"While we're still in the early stages of integration and our assumptions could change, we expect the Loopt acquisition to be accretive beginning in 2013"	Loopt has yet to generate a positive return
"(Loopt has) deep relationships with the wireless carriers. And our hope is that we're able to leverage those relationships to begin to distribute our prepaid cards, and also, bank accounts through the cell phone and even have some of these apps come standard on new handsets that are shipped by mobile carriers, so that people will be able to open a new Green Dot prepaid card or one of our new bank accounts directly on their cell phone"	Green Dot has not signed a single meaningful deal with a mobile carrier
"We think that these patents have real long-term value to us, and also, to our retail partners. We would love to be able to work with our retailer partners and allow them to push unique value-added offers to their customers every time they walk into one of their stores…So over the next several months, we'll be working with and reaching out to many of our big retailers to see what new loyalty platforms, rewards and offers we can help them deliver to their customers"	Mobile marketing offers have never been implemented
"Loopt's team has strong relationships with many technology companies and mobile companies. They are excited about working on what is really the convergence of mobile technology and financial services and now they're helping us to strike partnerships with major Silicon Valley companies"	Many employees have left the Company and we believe not a single partnership has been struck

Despite the apparent lack of synergies, earnings dilution, and related party conflicts, Green Dot went forward with the Loopt acquisition and management continues to stubbornly defend the deal

4 …And Shareholders are Still Paying the Price

HARVEST CAPITAL STRATEGIES

"I think it's fair to say that with the successful launch of GoBank, few today would doubt the value of acquiring Loopt"

- Steve Streit, 10/30/14

- Green Dot launched GoBank, a mobile-centric bank account, on January 15, 2013[44]
- Since the launch of the product, management has consistently missed expectations, altered its strategy, wasted shareholder money, and confused consumers
- At the beginning of 2015, management set an ambitious goal to reach "a seven figure annualized run rate in new GoBank account enrollments by year-end."[45] The Company recently conceded it will not achieve this target

Management has altered nearly every GoBank goal due to lack of execution and product adoption

Strategy / Goal	Outcome / Failure
Generate partnerships with college bookstores and mobile carriers to leverage Loopt relationships and drive adoption	Strategy abandoned with zero meaningful partnerships and minimal product uptake; now targeting 1099 workers through business partnerships; business partnership planned for 2015 already behind schedule
Develop new brand to avoid cannibalization of core prepaid	GoBank brand has limited recognition; product does not have sufficient differentiation from core prepaid; abandoned brand development goals and instead targeting private-label programs; private label program announced with ACE Check Cashing is already one year behind schedule
Pay-what-you-want pricing to drive product adoption	Strategy failed to achieve material product adoption and was dropped; product now has uniform $8.95 monthly fee
Online distribution to reduce reliance on Walmart	Strategy failed to achieve material product adoption; instead announced exclusive distribution at Walmart in September, 2014; despite Walmart distribution, product has still achieved limited uptake
Achieve broader distribution one year after launch than entire prepaid distribution	GoBank has not achieved material distribution

In the three years since the launch of GoBank, the product has not generated any material customers or revenues, and management once again will not achieve the targets it set for 2015

5 Updated MoneyCard Program was Poorly Designed and Implemented

HARVEST CAPITAL STRATEGIES

The much anticipated 2013 changes to the MoneyCard program have been an abject failure[46]

- MoneyCard, which is Walmart's prepaid program managed by Green Dot, began to experience decelerating growth in 2013. In response, Green Dot implemented major strategic program changes, including increasing the number of MoneyCard SKUs from one to nine[47]
- Management stated at the time, "We believe that the breadth of these new offerings, together with the wider variety of value based pricing plans and the more substantial in-store placement designed to showcase these new products, presents the opportunity for increased revenue and expanded margins going forward on the overall Walmart portfolio mix"[48]
- The new products did not drive increased revenue. In fact, after the strategic re-launch, Walmart revenue began to decline
- In June 2014, management again altered its strategy, lowering some fees in an attempt to spur demand[49]
- In December 2015, management conceded the updated MoneyCard program was a failure – "the new suite of prepaid products we launched in late 2013 did not perform as expected"[50]



"Our new expanded category of segment of prepaid card products at Walmart is **off to a very good start**"

"We believe we have some real **opportunities to increase active cards dramatically** in the second half on the Walmart portfolio through deployment of new more robust merchandising efforts, combined with the more attractive upfront purchase pricing"

"With so many products on the shelf and so much variety…it turns out **too much selection for the consumer**…usage increased in some cases, but nowhere near enough to overcome the loss of the fees that we were no longer charging"

2013 | **2014** | **2015**

"We believe that the breadth of these new offerings…presents the **opportunity for increased revenue and expanded margins** going forward "

"We believe this initiative **will be a positive contributor in 2014**"

"We're **very pleased with the new category at Walmart**... as we get into Q4, we plan to exit the year with a bigger active base at the Walmart portfolio than we have today"

"The Walmart MoneyCard portfolio is a **smaller revenue portfolio** than it was at the beginning of last year"

"The new suite of prepaid products we launched in late 2013 **did not perform as expected**"

Management plans another product refresh in 2016 that will allegedly spur growth. Given Mr. Streit's pattern of poor execution and failed new product development, together with the Board's failure to hold management accountable, why should shareholders expect a different outcome with new initiatives?

5 MoneyCard has Become a Significant Headwind

HARVEST CAPITAL STRATEGIES

Rather than drive growth, the updated MoneyCard portfolio led to a decline in Walmart revenue*,[51]



Updated MoneyCard Launch
Walmart Revenue ($ millions)
YoY Growth %
$120
$100
$80
$60
$40
$20
$0
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11 Q4 11 Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14 Q4 14
$58 $59 $61 $62 $74 $74 $74 $77 $94 $88 $84 $88 $104 $93 $88 $90 $98 $81 $76 $79
26% 25% 21% 23% 27% 19% 14% 14% 11% 6% 4% 2% (6%) (12%) (13%) (13%)
Walmart Revenue (LHA)
YoY Growth % (RHA)

*MoneyCard represents majority of Walmart revenue

6 TPG Acquisition was Poorly Structured…

HARVEST CAPITAL STRATEGIES

We believe Green Dot management issued undervalued shares when low cost debt was available and preferable

- On September 18, 2014 Green Dot announced the acquisition of Santa Barbara Tax Products Group (TPG) for $320 million[52]
- The transaction was funded with $55 million in cash, $150 million in bank debt, and 6.133 million shares of Green Dot stock[53]
- Green Dot had no debt prior to the transaction, and still carried net cash on its balance sheet after closing the transaction
- Due to Mr. Streit's aversion to net debt, Green Dot inexplicably issued undervalued shares, resulting in 13% share count dilution.

TPG Accretion Analysis Based on Green Dot Transaction Structure *($ millions)*

TPG Projected EBITDA	$45.0
Depreciation & Amortization Estimate	($3.0)
Interest Estimate ($150M at 3% rate)	($4.5)
Taxes at 37% rate	($13.9)
TPG Impact Prior to Share Dilution	$23.6
Shares Outstanding Post-Deal	52.0
TPG EPS Impact Prior to Dilution	$0.45
2015 Consensus EPS Prior to Deal	$1.53
Share Dilution from Transaction	13.4%
EPS Dilution from Transaction	($0.20)
Net Expected EPS Accretion	**$0.25**



TPG Accretion Analysis Under 100% Cash and Debt Structure *($ millions)*

TPG Projected EBITDA	$45.0
Depreciation & Amortization Estimate	($3.0)
Interest Estimate ($270M at 3% rate)	($8.1)
Taxes at 37% rate	($12.5)
TPG Impact	$21.4
Shares Outstanding at 6/30/14	45.9
Expected EPS Accretion	**$0.47**

Had Green Dot financed the TPG transaction with cash and bank debt, we believe the TPG transaction would have been nearly 2x more accretive to shareholders

6 …and TPG has Fallen Short of Expectations

HARVEST CAPITAL STRATEGIES

Under Mr. Steit's control, TPG experienced multiple negative revenue revisions and a 22% shortfall relative to management's initial 2015 forecast[54]

Date	2015 Forecast Revenue	Green Dot Commentary
Sep 18, 2014	$90M+	• "For TPG's 2014 fiscal year, the Company generated approximately $88 million in revenues" • 2-5% revenue CAGR
Dec 12, 2014		• Form 8-K filed with TPG historical financials • Revenue declined 4% in FY 2014 • Historical revenue reduced by 9% due to accounting adjustments and non-recurring revenues
Feb 3, 2015	$77M	• Per Form 8-K, management guides TPG 2015 revenue to $77M
Mar 10, 2015	$75M - $76M	• "TPG is looking a little bit slower…we could be $1-2M light"
May 7, 2015	$70M	• "On TPG, we came up around $7 million short versus revenue plan in the quarter" • "We're now forecasting the full-year revenue result to be $70 million instead of the $77 million originally forecast"



22% Reduction
TPG 2015 Forecast Revenue ($ millions)
$90
$70
At Acquisition
Actual

Highly Touted Sallie Mae Deal Ended in Breach of Contract Lawsuit

HARVEST
CAPITAL STRATEGIES

Green Dot and Sallie Mae announced a tuition refund disbursement partnership in August 2012[55]

- Green Dot devoted significant time and resources to the partnership
- Management touted the deal as an important revenue driver for 2013
- Management's tone began to change as the time to deliver value approached; in May 2013 management disclosed the deal had fallen apart[56]
- Green Dot was forced to take a write-down on the program[57]

Date	Green Dot Commentary[58]
Sep 13, 2012	• "We recently announced Sallie Mae is a partner that we'll be working with on a product targeted at the education opportunity"
Nov 1, 2012	• "It's important that we diversify both in terms of our customer segments, like Sallie Mae and like those other products and it's important that we find new products that give Green Dot something unique and special in the market" • "Sallie Mae will be rolled out in Q1 in a limited fashion and then, of course, big enrollment for school is in September, so you'll see more of that"
Nov 14, 2012	• "We'll be out in the marketplace with that offering in early 2013 and hopefully ramped up and in full swing in time for the fall enrollment season"
Jan 16, 2013	• "Our new Sallie Mae program launches later this year"
Apr 30, 2013	• "We always said that it was going to be a small program for this year…at best, going to be a small program for this year. And I think the enrollments for Sallie Mae have been small." • "We're not expecting it to change our world, good or bad, this year. It's going to be a smallish program under the best of circumstances" • "We like Sallie Mae. They're great partners and good people"
May 15, 2013	• "[The Sallie Mae] deal is likely going away" • "The good news is we didn't bake anything into our model of any significance for Sallie Mae"

Green Dot sued Sallie Mae in September 2013 for breach of contract, seeking $90 million in restitution

8 Green Dot Earns Minimal Interest on its Significant Float

HARVEST CAPITAL STRATEGIES

We believe Green Dot has a woefully ineffective cash management strategy

- One of the misunderstood aspects of Green Dot's business model is that the Company's float is effectively costless
- Unlike traditional banks that must pay interest on deposits, Green Dot does not pay interest to its cardholders, resulting in an extraordinarily low cost of funds (one basis point in 2014)[59]
- Meta Financial Group, another prepaid card issuer, earned 314 basis points on its portfolio in its most recent fiscal year[60]
- Green Dot earned just 40 basis points on its deposits in 2014[61]

Interest-Earning Assets	Average Balance	Interest Income	Yield
Loans	$7	$1	7.7%
Taxable Investment Securities	$53	$1	0.9%
Non-Taxable Investment Securities	$1	$0	2.1%
Federal Reserve Stock	$3	$0	6.1%
Federal Funds Sold	$0	$0	0.3%
Cash	$643	$2	0.2%
Total Interest-Earning Assets	**$708**	**$3**	**0.4%**

Were Green Dot to invest its earning assets at a 2.5% average annual yield, we believe the Company could generate $0.20 of costless EPS accretion, a 15% increase compared to 2014 EPS of $1.34

8 Green Dot Bank is One of the Least Profitable Banks in the Country…

HARVEST CAPITAL STRATEGIES

Average net interest margin for Green Dot's peers is 10.15% v. 0.50% for Green Dot Bank[62]



Non-Traditional Utah State-Chartered Banks With Assets Between $100 million and $10 billion



Earning Asset Yield (Q3 15)[63]



Net Interest Margin (Q3 15)[64]



Leverage Ratio (Q3 15)[65]



Tier 1 Capital Ratio (Q3 15)[66]

It is incumbent upon Green Dot management to present an approvable plan to regulators which materially improves returns on bank capital

*Publicly traded banks with assets between $100 million and $10 billion

Inconsistent and Misleading Investor Communications

"Poor acquisition disclosure raises questions…This is a dangerous game, in our opinion, as it raises questions of earnings quality, management credibility and communications transparency"

Andrew Jeffrey, SunTrust, 2/3/15

Communication and Forecasting have Been Poor Since Green Dot's IPO

- In three of the last four years, Green Dot has materially underperformed management's annual guidance for revenue and/or EBITDA[67]

	2012	2013	2014	2015
Original Guidance *($ millions)*				
Revenue	$582-601	$510-540	$640-650	$720-780
EBITDA	$147-152	$85-100	$114-118	$150-170
Actual *($ millions)*				
Revenue	$555	$582	$610	$<700
EBITDA	$111	$103	$132	$150

Persistent guidance communication issues demonstrate management does not have a sound understanding of the business drivers and associated financial implications

Acquisition Disclosures Reflect Questionable Judgment by Management and the Board

Green Dot made two acquisitions in December 2014 and January 2015, which combined accounted for more than 10% of 2015 projected revenue, yet neither acquisition was disclosed[68]

- Between late December 2014 and early January 2015, Green Dot made two acquisitions, AccountNow and Achieve Card

- At the time of the Q4 14 earnings call, neither acquisition had been disclosed

- Management included the financial contribution from these two material acquisitions in its 2015 guidance, without a single reference to their inclusion or impact

- We believe investors and analysts had significant challenges reconciling 2015 guidance without this key piece of information

- Only after a 25% two-day decline in Green Dot's share price did management reactively file an 8-K disclosing the acquisitions and their combined impact on 2015 guidance

Sell-side analysts expressed understandable confusion and frustration after acquisitions disclosed

- "Poor acquisition disclosure raises questions. Notably, Green Dot used the quiet holiday period to make two acquisitions which it disclosed today will generate $78m in 2015 revenue and $15m of EBITDA. The Company issued nearly 1m shares to consummate these deals. We encourage investors to ask: 'why the need for such stealth?'" – Andrew Jeffrey, SunTrust

- "We believe that we do not have a very good handle on the organic revenue growth of company, given we do not have reliable information on the acquired companies or even know if they were included in guidance. We are not sure if those companies were included in top- and bottom-line guidance. We would generally expect that they would have been, given that both deals closed before the earnings call" – Robert Napoli, William Blair

- "Management had not discussed the Account Now and Achieve Card acquisitions on their 4Q earnings call, thus previous implications were that TPG was the only acquisition contributing to 2015 growth, which would have implied organic growth of 5 - 15%" – Thomas McCrohan, Sterne Agee

When asked directly about "double digit organic growth" guidance on the Q4 14 conference call, Mr. Streit withheld disclosing the existence of either acquisition

CEO Commentary is Inconsistent and Misleading

- In Q1 14, Green Dot recognized $5.6 million of non-recurring revenue from the removal of courtesy fee waivers. This provided a 3% benefit to revenue in the quarter[69]

- At the time, Mr. Streit argued this benefit was offset by a few negative occurrences, such as bad weather in the period and inventory stock-outs and card reissuance expenses related to a Target data breach[70]

- Mr. Streit claimed the positive and negative factors resulted in "a wash" of one-time items in the quarter[71]

- One year later, Mr. Streit's narrative changed to fit a different message in light of disappointing 2015 guidance. On Green Dot's Q4 14 earnings call, Mr. Streit contradicted his prior commentary, explicitly referring to the fee waiver as a one-time benefit that analysts needed to consider when viewing disappointing year-over-year comparisons[72]

CEO Commentary in Q1 2014

- "While it's hard to know precisely, we believe that the bad weather accounted for perhaps a loss of around 2% of revenue in the quarter"

- "The suspension of sales and the associated collateral impact of removing these products off the shelf generated a loss of about 1% or so of revenue in the period"

- "So it all adds up, so yeah, we had some bad things happen and some things that were lucky and timed out and [it] all comes out in the wash"

CEO Commentary in Q1 2015

- "And then we have that one-time $6 million benefit that I know folks forgot to model and I can understand that you all have a ton of companies you look at. But we had that one-time benefit in Q1, which was pure margin. That won't repeat in 2015 and I think a lot of folks baked that in"

It is quite clear to us Mr. Streit does not take consistent shareholder communication seriously, and to date neither he nor the Board have been held accountable for failing to provide effective oversight

CEO Appears Incapable of Providing a Clear and Consistent Message on Growth

"It's fair to say that we believe we are well positioned to return to double-digit growth in 2014… mathematically it would almost be impossible not to be in the double digits next year."

Steve Streit, Q3 13 earnings call, 10/31/13

- On Green Dot's Q3 13 earnings call, Mr. Streit unequivocally set 2014 expectations for double-digit revenue growth

- Less than three weeks later, at Green Dot's 1st and only Investor Day, Mr. Streit began to hedge is comments

- "There are no promises, but we think that if we really do our jobs…we believe we can hit that 10% for double digit growth"[73]

- Following the Investor Day, Morgan Stanley wrote, "management clarified that the 10% revenue growth is currently the likely 'bull' case expectation and would be attainable only if everything lined up as planned"[74]

- Green Dot grew just 4.8% in 2014[75]

Following Mr. Streit's contradictory commentary at the analyst day, the stock declined 7%

CEO Appears Incapable of Providing a Clear and Consistent Message on Margins

"This past half we spent so much money [margins were] not normalized. 18% [is] too low for my blood… We've historically been a low 20% margin company… if the first number is not a '2' I think we have failed to control expenses"

Steve Streit, 2013 Investor Day, 11/19/13

- While Mr. Streit used Green Dot's Investor Day to lower growth expectations he had set just three weeks earlier, he simultaneously implied margins would expand in 2014

- Following the meeting, Deutsche Bank included the following in their recap note: "Margin expansion in FY14…The company expects margin expansion driven by operating leverage, increased efficiencies across all aspects of operations, conversion from GE to GDOT bank, and anniversary of the WMT commission increase"[76]

- After indicating margins would expand materially in November, Mr. Streit provided formal 2014 margin guidance of just 18% (at the mid-point) in January[77]

- When asked about weak margin guidance during the Q&A, Mr. Streit refused to candidly address the inconsistency, stating only "we still think 'two' is the right number, but it clearly won't be in 2014"[78]

Following Mr. Streit's contradictory comments on Green Dot's Q4 13 earnings call, the stock declined 16%

CEO Does not Adequately Consider the Consequences of His Statements

"The [TPG] transaction is expected to generate non-GAAP EPS accretion in the mid-teens percent range"

Steve Streit, 9/18/14

- When Green Dot announced the acquisition of TPG, Mr. Streit repeatedly stated in his prepared remarks, and during the Q&A segment, that the acquisition would be "mid-teens accretive"[79]

- While management refused to endorse 2015 consensus estimates, we believe it was grossly negligent for Mr. Streit to ignore the implications of his careless comments

- By stating the transaction would be "mid-teens" accretive, sell-side analysts added 15% to their 2015 earnings estimates, with consensus EPS increasing from $1.53 to $1.75[80]

- Shareholders and analysts reacted with anger and confusion when Green Dot provided 2015 EPS guidance of only $1.36 at the mid-point, which was 22% below consensus at the time, and 11% below the prevailing estimate *prior to* the TPG announcement[81]

Following Mr. Streit's 2015 earnings guidance, Green Dot's stock declined 23%

Senior Leadership Deficiency and Turnover

"The CEO is intolerant of anyone who questions his judgment. Therefore, many executives who were brought on Board as change agents were either asked to leave or left in short order because the CEO made a promise for change that he didn't intend to keep"

Glassdoor Review, 11/7/13

Executive Turnover is a Major Issue

- Green Dot's executive losses are concerning and likely contribute to the poor execution
- Since Green Dot's IPO, only Mr. Ricci has remained with Mr. Streit[82]



Named Executive Officers at IPO		Current Executive Officers	
Steve Streit	Chairman, President, and CEO	Steve Streit	Chairman, President, and CEO
Mark Troughton	**President, Cards and Network**	Konstantinos Sgoutas	Chief Revenue Officer
John Keatley	**Chief Financial Officer**	**Grace Wang***	**Chief Financial Officer**
John Ricci	General Counsel and Secretary	John Ricci	General Counsel and Secretary
William Sowell	**Chief Operating Officer**	Lewis Goodwin	President and CEO of Green Dot Bank
		Kuan Archer	Chief Operating Officer
		Alok Deshpande	Chief Product Officer

The Board has been willing to move several chess pieces in the hopes of generating better results; but has failed to hold accountable the most important piece, the CEO, who has remained free of blame. How much shareholder value must be destroyed before the CEO is held accountable?

*Ms. Wang was demoted in May 2015

Revolving Door at the CFO Position

In the last three years, Green Dot has had three different finance chiefs

- On April 8, 2013, John Keatley notified Green Dot of his decision to resign as CFO; however, Mr. Keatley planned to stay with the Company until September 1, 2013 in order to assist in recruiting a replacement[83]

- The Board and Mr. Streit had five months to find a suitable replacement

- When asked about the target criteria for a replacement, Mr. Streit commented, "whoever we bring in has got to have deep public experience and understand how the markets work"[84]

- The Company did not find a replacement until October 2013, one month after Mr. Keatley departed

- Contrary to Mr. Streit's remarks, Grace Wang did not have public market experience, but instead served as CFO of a small division of JP Morgan[85]

- For joining Green Dot, Ms. Wang received a $310,000 one-time bonus, up to $150,000 of moving expense reimbursements, restricted stock units valued at $2.4 million and option awards with a grant date fair value of nearly $1 million[86]

- In her six quarters as CFO, Green Dot missed expectations and/or reduced guidance in every quarter

- In May 2015, less than 18 months after joining the Company, Ms. Wang was demoted to SVP of Corporate Finance[87]

- Green Dot named its head of Mergers and Acquisitions, Mark Shifke, as interim CFO, again choosing an individual with no public company experience (and in this case zero CFO experience) to helm Green Dot's financial controls and communications[88]

- In Mr. Shifke's first two quarters as CFO, Green Dot reduced guidance twice

> **Given Mr. Streit's apparent limitations regarding financial controls and communication, we believe it was imperative to hire an experienced CFO. Instead, the Board appointed two individuals with zero public company experience and limited CFO experience. Green Dot has had performance and guidance related issues in every quarter since Mr. Keatley's departure in Q4 13**

We are not the Only Ones Who See Issues – Just Ask Employees

HARVEST
CAPITAL STRATEGIES

Mr. Streit's Glassdoor reviews are concerning[89]

- Green Dot has a 2.4 overall rating, with only 32% of employees approving of Mr. Streit as CEO
- The only consistent positive feedback is that Green Dot salaries are high

"Take a serious look at your executive leadership, **time for some changes**, refocus and rebalance the company"

"Even the Board of directors is in the CEO's pocket and are just as much [as the] **yes-men** as the senior leaders"

"The CEO doesn't ever let go control of the reigns. This high touch, **micro-management** business approach leads to significant discontent in the workplace"

"Steve you are a nice guy, but you're a **horrible CEO**"

"To the Board of directors: do your job and **clean house at the top**"

"**Fire the CEO** and start over from the top down"

"The Board is not doing their job to fire the CEO"

"This was one of the worst working environments I've ever encountered. I've never seen such high



Green Dot Reviews
Updated December 1, 2015
85 reviews filtered by
Any Location
Any Job Title
Full-Time
Part-Time
Filter
2.4
Rating Trends
36%
Recommend to a friend
32%
Approve of CEO
Steve Streit
51 Ratings
"Bad culture, Bad management, Bad Strategy, All around BAD "
Former Employee - Web Developer in Palo Alto, CA
Doesn't Recommend
Negative Outlook
Disapproves of CEO
Pros
Potential for cool products (risk averse management currently has neither the patience nor the ability to realize that potential). Undervalued, talented employees in Palo Alto. New
Jun 12, 2015
Helpful (12)
"Bad culture, Bad management, Bad Strategy, All around BAD "
Former Employee - Web Developer in Palo Alto, CA
is in disarray due to poor strategy and the constantly changing vision of C-level execs due to their ADD, fear of risk, inexperience, and willingness to say "Yes" constantly.
Show Less
Advice to Management
Remember that company you bought in Palo Alto, you killed it when you bought it. And by killing it, I mean you literally killed that company and its progressive, team/product building culture. Steve Streit, you are an emperor with no clothes, your employees and Wall Street know it, time to move on.

Poor Reviews are Isolated to Green Dot

HARVEST CAPITAL STRATEGIES

There is a stark contrast between Green Dot reviews and those of its peers

- While it is not feasible for a company to have only positive reviews, the overwhelming negative commentary towards Mr. Streit is in stark contrast to the Company's closest peers
- NetSpend has a 3.8 overall rating and 76% of employees approve of the company's CEO[90]
- PayPal has a 3.5 overall rating and 84% of employees approve of CEO Schulman[91]


NetSpend Reviews
Updated November 13, 2015
53 reviews filtered by
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3.8
Rating Trends
76%
Recommend to a friend
76%
Approve of CEO
Chuck Harris
6 Ratings
PayPal Reviews
Updated December 1, 2015
1,263 reviews filtered by
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Part-Time
Filter
3.5
Rating Trends
70%
Recommend to a friend
84%
Approve of CEO
Dan Schulman
211 Ratings

Sell-side Analysts Also See Issues

Sell-side analysts began questioning Green Dot's leadership in 2012

Date	Firm	Commentary
Jul 26, 2012	Deutsche Bank	• "Okay, and let me just ask Steve a tough question. Obviously, these are disappointing results and guidance. Have you given any thought about bringing in maybe a payment operator to run the company as maybe a CEO, and maybe moving up to more of a Chairman type role?"
Jul 27, 2012	Deutsche Bank	• "With the management team's credibility in question, we would encourage the company to inject new executive leadership with payment industry experience"
Jul 27, 2012	Sterne Agee	• "Downgrading to Neutral as credibility erodes"
Jul 27, 2012	Jefferies	• "We also believe an increasing credibility gap between investors and management may make it difficult to improve negative sentiment in the near term"
Feb 3, 2015	SunTrust	• "Poor acquisition disclosure raises questions. Notably, Green Dot used the quiet holiday period to make two acquisitions which it disclosed today will generate $78m in 2015 revenue and $15m of EBITDA. The company issued nearly 1m shares to consummate these deals. We encourage investors to ask: "why the need for such stealth?" We believe the answer is that management is attempting to downplay pricing and share losses in its core GPR business. This is a dangerous game, in our opinion, as it raises questions of earnings quality, management credibility and communications transparency."
May 7, 2015	William Blair	• "We hope a new CFO, Mark Shifke, could help improve visibility and enhance management's ability/credibility with regard to expectations"
Jan 11, 2016	JP Morgan	• "Remain cautious given management's uneven track record"

We find it troubling when sell-side analysts consistently question the integrity and credibility of management

Weak Corporate Governance & a Misaligned Board

"The estimated cost of the company's equity compensation program is excessive. CEO pay has significantly increased from prior levels, due primarily to a substantial equity grant which is entirely time-based and not in line with peer companies. The company also provided off-cycle grants to compensate executives for their underwater options, while implementing a separate option exchange program for broader-based employees"

Institutional Shareholder Services (ISS) Regarding Say-on-Pay at 2014 Annual Meeting

GREEN DOT RECEIVED A GOVERNANCE SCORE OF 10, INDICATING THE HIGHEST POSSIBLE RISK, AND ISS RECOMMENDED A VOTE "AGAINST" THE SAY-ON-PAY PROPOSAL

Green Dot is the Poster Child
for Poor Corporate Governance

The Green Dot Board is structured to maintain the status quo, which we believe has contributed to the Company's poor performance

Governance Best Practices	Green Dot Governance Provisions[92]
Declassified Board	✗
Shareholders May Call Special Meetings	✗
Shareholders May Act by Written Consent	✗
Majority Vote Required to Pass Bylaw Amendments	✗
Split Chairman / CEO	✗
Meaningful Independent Board Stock Ownership	✗

Importantly, leading proxy voting advisory firm ISS issued Green Dot a governance quick score of "8" and "10" in 2015 and 2014, respectively, indicating serious governance concerns

Large Independent Shareholders have no Board Representation

- Independent directors own just 3% of the voting stock[93]
- While Mr. Streit has a large ownership position, we believe his priorities as Founding CEO are focused on preserving the status quo
- We believe a culture focused on long-term value creation and management accountability requires placing independent stockholder representatives on the Board who have a significant financial commitment to the Company



A Stale Board with Declining Independent Insider Ownership

Greenleaf, Aldrich, and Streit have served together on Green Dot's Board for 15 years

- Mr. Aldrich is lead independent director and chair of the Compensation and Nominating and Corporate Governance Committee[94]
- Mr. Greenleaf is chair of the Audit Committee[95]
- Both Mr. Greenleaf and Mr. Aldrich have sold Green Dot shares consistently over the last five years demonstrating a lack of confidence in the Company



Approximate Number of Years on Green Dot Board[96]



Approximate Class A & B Shares Held[97]

We believe Green Dot's Board requires a meaningful overhaul, with fresh perspective, better alignment of interests, and a willingness to hold management accountable for years of underperformance

Constantly Shifting Targets Signal Clear Lack of Focus and Accountability

We believe Green Dot's compensation policies are weak, inconsistent, and misaligned

- Green Dot has used four different compensation consultants in the last four years[98]
- The latest consultant made wholesale changes to Green Dot's peer group, possibly in an attempt to mask poor performance[99]
- Current performance targets still reward management for revenue and adjusted EBITDA, despite a significant decline in the 2014 "say-on-pay" vote and ISS's critical review and recommendation to vote "AGAINST" the proposal[100]
- Earnings per share and total shareholder returns have historically been ignored for incentive / performance compensation[101]

Consultant

Radford / Aon	Barney & Barney	Barney & Barney	Board Advisory	Deloitte Consulting
2011	**2012**	**2013**	**1H 14**	**2H 14**

Target

Profit before tax	Profit before tax & Revenue	Adjusted EBITDA & Revenue	Adjusted EBITDA & Revenue	Adjusted EBITDA & Revenue

The Board's constant shifting of compensation consultants, incentive targets, and the Company's peer group lead us to believe the Board would rather mask poor performance than hold management accountable

Targets are Not Aligned with Creating Shareholder Value

"Adjusted EBITDA and annual revenue were chosen as corporate objectives under the plan because we believed them to be the best indicators of financial success and stockholder value creation for our company. We also believe that the focus on adjusted EBITDA as the corporate objective discourages inappropriate risk taking by our executives as it encourages them to take a balanced approach that focuses on corporate profitability"

- Green Dot 2015 Proxy Statement

- Unsurprisingly, the Company has grown revenue and adjusted EBITDA, but failed on the two most important metrics – **per share earnings and total shareholder returns**

Green Dot Financial and Share Price Performance [102] *($ millions)*

	2010	2011	2012	2013	2014	2015E	2010-15 CAGR
Revenue	$377	$485	$555	$582	$610	$700	13.2%
Adjusted EBIDTA	$98	$123	$111	$103	$132	$155	9.7%
Non-GAAP Diluted EPS	$1.27	$1.55	$1.38	$1.15	$1.33	$1.30	0.3%
Share Price Increase / Decrease	**N/A**	**(45%)**	**(62%)**	**94%**	**(17%)**	**(20%)**	

We find it troubling that a company can achieve the financial targets set by the Board of Directors, yet at the same time generate abysmal shareholder returns over the last one-, two-, and five-year periods

Board Continues to Reward CEO Despite Destruction of Shareholder Value

- Over the past four years, the Board has paid Mr. Streit over $12 million to oversee a 227% cumulative underperformance (compared to Green Dot's original peer group) and a 64% absolute stock price decline*,[103]
- We believe this represents a severe misalignment of interests



Streit Total Compensation
$ millions

GDOT Cumulative Underperformance
v. Peer Group

	2011	2012	2013	2014
Streit Total Compensation	$1.7	$0.5	$6.6	$3.5
GDOT Cumulative Underperformance	-70%	-141%	-207%	-227%

Following a year of missed targets and a 19% decline in Green Dot's stock price, Mr. Streit received a 20% raise to his base salary in 2015[104]

*Calculated from 1/1/11 to 12/31/14

Say-on-Pay Concerns were Seemingly Ignored by the Board

> *"Our compensation committee decided to **target a higher level of long-term equity award value for our CEO than was recommended** by Barney & Barney"*
>
> - Green Dot 2014 Proxy Statement

- Green Dot's compensation committee ignored its independent compensation consultant and targeted the 75th percentile of peer group compensation for Mr. Streit[105]

- All other executive officers received compensation inline with the consultant's recommendation targeting the 50th percentile of the peer group[106]

- ISS recommended a vote "AGAINST" Green Dot's 2014 "Say-on-Pay" proposal, and in 2015 recommended a "WITHHOLD" vote for compensation committee members Ken Aldrich and George Shaheen "given insufficient response to low support for the Company's Say-on-Pay proposal and ongoing misalignment between executive compensation and company performance"

- In this context, it is not surprising that Green Dot's "Say-on-Pay" approval vote declined from approximately 99% of the votes cast in 2011 to approximately 67% in 2014[107]

- Despite the declining support of shareholders, the Board maintained the same metrics for incentive compensation[108]



Say on Pay Approval Percentage

99% — 2011

67% — 2014

Our Plan for Creating Long-Term Shareholder Value

"Part of being a CEO is you have to evaluate yourself and your other C levels to say, 'hey, are we here out of habit or are we truly the best people for the job at any given point in time' "

Steve Streit, 5/15/13

Our Five Step Plan for Setting Green Dot on the Path to Shareholder Value Creation

We believe the following steps must be implemented in order to reverse years of underperformance at Green Dot

1 **Install a Highly Qualified CEO**
- A new, highly qualified CEO with relevant experience and a proven track record is paramount in order to instill confidence and send a loud and clear message to employees, shareholders, and partners that improving accountability, execution, and financial consistency is the focus at Green Dot

2 **Reconstitute the Board**
- Fresh, new perspectives on the Board will allow the Company to consider new and innovative ways to positively impact shareholder value and adopt much needed changes, including refocusing the organization on per share earnings growth

3 **Realign Strategic Initiatives**
- Implement realistic revenue growth objectives, focus on Average Revenue per Cardholder (ARPU) growth through more thoughtful pricing, new products, and a higher mix of direct deposit customers

4 **Right-size the Cost Structure**
- Based on conversations with third party cost structure consultants who are familiar with Green Dot's business, we believe Green Dot can eliminate at least $25 million of inefficient spend

5 **Unlock Green Dot Bank**
- Under an experienced leader, we believe Green Dot Bank can contribute over $1.00 of incremental earnings per share

If Green Dot embraces our recommendations, we believe the Company can double its earnings per share in the next three years

Install a Highly Qualified CEO With a Track Record of Success

- We believe having the right CEO in place is the most important change needed at Green Dot given the Company's prolonged underperformance under Mr. Streit's direction

- Today's Green Dot is a $700 million business with nearly 1,000 employees, multiple product lines, diverse partners, and a bank holding company

- Green Dot requires a dynamic, multi-faceted CEO with a history of success, who will embrace employee collaboration, re-energize the talented Green Dot organization, and rebuild credibility with the investment community

Skillset	Rationale	Current CEO	Evidence
Demonstrated Track Record of Success	A strong track record is the most accurate indication of future performance	✗	Green Dot's stock has declined 71% over the last five years
Communication Skills	Strong communication builds credibility and strengthens relationships with stakeholders	✗	A repeated failure to accurately communicate with shareholders, employees, and partners
Financial Management Expertise	Paramount to have a keen understanding of expenses, deal structures, and other accretive financial decisions	✗	Demonstrated track record of squandering shareholder capital and misaligned expense structure; inability to project the benefits and consequences of strategic decisions
Banking Expertise	Tremendous value to be unlocked from Green Dot Bank if managed appropriately	✗	Unwillingness to pursue strategies that would enhance the bank's earnings and strategic contributions
Operational Skills	Significant cost saving opportunities with processing, inventory management, and acquisition integrations	✗	History of over-promising and under-delivering across all operationally-intensive functions
New Product Development Capabilities	Significant market opportunity to innovate and introduce new products to better serve customers	✗	In the last three years, we do not believe a single product has been delivered on-time, on-budget, and that can be considered a success in the market

We believe the Board must install a CEO that fits the requirements of today's Green Dot, *not* the Green Dot of a decade ago

Harvest Capital has Already Commenced a Process to Identify an Outstanding CEO

HARVEST
CAPITAL STRATEGIES

> **"Leadership is the capacity to translate vision into reality"**
>
> - Warren Bennis

- Given the Board's complacency and unwillingness to hold Mr. Streit accountable, Harvest Capital has initiated discussions about potential CEO candidates – these candidates believe there is immense value within the Green Dot franchise that can be unlocked with the appropriate leader and complete organizational alignment

- The new CEO would need to set a realistic plan for revenue and expense growth, new product development, and an appropriate strategy for utilizing Green Dot Bank. It is the Board's job to hold this person accountable for achieving these goals

- A new CEO with a shareholder-minded philosophy would begin to restore management credibility and instill a greater sense of urgency that nothing less than operational excellence is acceptable

CEO Succession Should Be Orderly and Collaborative

- We believe several internal candidates could serve successfully as interim CEO once Mr. Streit is removed

- The Board should hold meetings with employees to properly communicate and address questions

- We believe the announcement of a CEO change will reinvigorate the entire Green Dot organization

A new, highly qualified CEO with a successful track record is paramount in order to instill confidence and send a loud and clear message to employees, shareholders, and partners that a new era is commencing at Green Dot

2 Reconstitute the Board and Adopt Policies Targeting Shareholder Alignment

HARVEST CAPITAL STRATEGIES

- We believe Green Dot's Board is currently misaligned, entrenched, and lacks a shareholder-friendly mindset
- We believe the Board must be reconstituted to remove Messrs. Streit, Greenleaf, and Aldrich, who have a collective average tenure of 15 years
- Messrs. Streit and Greenleaf are up for re-election at the 2016 Annual Meeting
- Harvest has begun the process of identifying highly qualified board members with relevant skill sets, who we believe could add knowledge and value across processing, banking, consumer financial services, retail, and governance
- The reconstituted Board must be independent and hold management accountable for performance

Current Philosophy / Policy	Area of Focus	Harvest Recommendation
• Minimal	**Independent Board Ownership**	• Material
• Classified	**Board Structure**	• Annually elected
• Revenue and EBITDA	**Incentive Targets**	• EPS
• RSUs for underperforming 75% of S&P 600	**Incentive Compensation**	• RSUs for ambitious EPS target
• Old, complacent, entrenched	**Board Tenure / Philosophy**	• New, fresh, aligned

We recommend granting employees restricted stock units for one million shares, representing an estimated $45 million in value, if Green Dot achieves a 2018 aspirational earnings target[109]

Realign Strategic Initiatives to Balance Growth with Profitability

HARVEST
CAPITAL STRATEGIES

- Green Dot is no longer a hyper-growth business; the GPR industry is maturing and consolidating
- With stable pricing and competition retrenching, Green Dot should produce consistent financial results, with opportunities for accretive, tuck-in acquisitions
- We believe Green Dot should forego its outdated goal of double-digit revenue growth, which we think has led to wasteful spending and poorly structured acquisitions at the expense of Company shareholders
- Instead, we believe Green Dot should target 2.5% active card growth and 5.0% ARPU growth through some or all of the following measures

Key Areas of Operational Focus

- Materially increase direct deposit penetration

- Additional portfolio acquisitions and begin issuing acquired cards out of Green Dot Bank

- Target adjacent verticals such as payroll and healthcare cards

- More consistent card innovation and improvements

- Deeper focus on the core GPR business

With the right balance of growth and profitability, we believe Green Dot can produce consistent double digit organic EPS growth and significant cash flow to fund accretive acquisitions, strategic growth initiatives, and methodical share repurchases

4 Right-size the Cost Structure and Optimize the Capital Structure

HARVEST CAPITAL STRATEGIES

- At its core, Green Dot is a processor; however, operating expenses have ballooned with seemingly no consideration for the required return on these investments
- Compensation and benefits, processing, and general and administrative expenses have *ALL* grown at a faster rate than revenue since the Company's IPO in 2010[110]
- By refocusing the entire organization on expenses and adopting a methodical, ROI-based approach to new projects, we believe Green Dot can significantly expand its operating margins
- Based on conversations with third party cost structure consultants who are familiar with Green Dot's business, we believe Green Dot can eliminate at least $25 million of inefficient spend

Current Philosophy	Functional Area	Harvest Recommendation
• Instinctive • Gut-based	**Budgeting**	• Methodical • ROI-based • Test and then invest
• Inefficient • Focus on growth without regard to cost	**Expenses**	• $25 million cost reduction • Maniacal focus on expenses
• Consolidated net cash position	**Leverage**	• 2x net debt over time
• Begrudgingly implemented / Of little concern	**Stock Repurchase / Share Count**	• Systematic / Integral

Under the right leadership, we believe Green Dot can adopt a more thoughtful expense and capital structure with a focus on shareholder returns

5 Unlock the Inherent Earnings Power of Green Dot Bank

HARVEST CAPITAL STRATEGIES

- As regulatory capital restrictions are lifted, we believe Green Dot has numerous avenues to increase the earnings power currently dormant inside Green Dot Bank
- The bottom 10% of all publicly traded small U.S. banks generated a net interest margin of 2.97% in Q3 15 compared to 0.50% for Green Dot Bank[111]
- At a 2.97% net interest margin, we believe Green Dot can produce incremental earnings on its *current* capital base of $0.21
- Additionally, Green Dot Bank is significantly over-capitalized; if Green Dot Bank were to adjust it's leverage ratios in-line with other small publicly traded U.S. banks as capital restrictions lapse, our analysis indicates that the Company could add over $600 million of earning assets to its balance sheet[112]
- At only a 2.50% net interest margin, we believe Green Dot Bank could deliver an additional $0.18 of per share earnings

Current Interest Income *($ millions)*	
Earning Assets at 9/30/15	$719
Q3 15 Net Interest Margin	0.50%
Annualized Net Interest Income	$3.6
Taxes at 37% rate	($1.3)
Earnings Contribution	$2.3
Shares Outstanding at 9/30/15	53.9
EPS Impact	**$0.04**



Representative Interest Income *($ millions)*	
Earning Assets at 9/30/15	$719
Potential Net Interest Margin	2.97%
Annualized Net Interest Income	$21.4
Taxes at 37% rate	($7.9)
Earnings Contribution	$13.5
Shares Outstanding at 9/30/15	53.9
EPS Impact	**$0.25**

Representative Loan Portfolio *($ millions)*	
Additional Earning Assets	$600
Potential Net Interest Margin	2.5%
Annualized Net Interest Income	$15.0
Taxes at 37% rate	($5.6)
Earnings Contribution	$9.5
Shares Outstanding at 9/30/15	53.9
EPS Impact	**$0.18**

We believe Green Dot can generate ~$0.40 of low risk incremental earnings, while still preserving the Company's conservative leverage profile

Gradually Build Consumer Credit Offering to Further Maximize the Bank

HARVEST
CAPITAL STRATEGIES

- The implementation of a more thoughtful investment strategy should not discourage Green Dot from capitalizing on the significant opportunity to offer its customer base credit products
- According to a Harvest Capital study, 80% of prepaid debit card users would have an interest in a credit product[113]
- Green Dot's database of spending patterns on 25 million consumers adds a unique tool for prudently underwriting consumer credit
- Currently, out of Green Dot's $719 million of interest earning assets, $562 million are held in non-interest bearing deposits at the federal reserve, earning a paltry 0.25%[114]
- Over time, we believe a gradual transition of these deposits to consumer loans would be highly impactful

($ millions)	Current Return	8% Net Loan Return	12% Net Loan Return
Consumer loans	$562	$562	$562
Loan Return (Yield - Costs – Provision)	0.25%	8.0%	12.0%
Annual Earnings	$1.4	$45.0	$67.5
Taxes at 37% Rate	($0.5)	($16.6)	($25.0)
Net Earnings	$0.9	$28.3	$42.5
Shares Outstanding at 9/30/15	53.9	53.9	53.9
EPS Impact	**$0.02**	**$0.53**	**$0.79**

We estimate that transitioning Fed deposits to consumer loans could add $0.51 to $0.77 per share of incremental after-tax earnings, while still leaving Green Dot significantly overcapitalized

We Believe Green Dot can Conservatively Double EPS by 2018

- We believe tremendous earnings power has been trapped within Green Dot
- It is important to note that our EPS bridge below assumes only a modest net interest margin increase on Green Dot's current asset base. We have conservatively excluded any potential benefits from asset growth, leverage, and consumer loans
- We also have assumed zero operational leverage beyond the $25 million in previously discussed expense reductions



Endnotes

HARVEST
CAPITAL STRATEGIES

1. Harvest Capital and Bloomberg. Returns reflect period from 12/1/05 to 12/31/15
2. The Nilson Report and Raymond James research
3. Ibid
4. MasterCard and The Boston Consulting Group
5. Company filings
6. Company presentation dated 11/3/14
7. Company presentation dated 12/2/15
8. Company presentation dated 1/29/15
9. Company 's Q3 15 10-Q filing
10. Ibid. Calculated as unrestricted cash and cash equivalents, settlement assets, and investment securities less deposits, obligations to customers, settlement obligations, and notes payable
11. The Nilson Report and Raymond James research; does not include smaller segments such as money orders and ACH payments
12. SurveyMonkey, survey of 772 consumers who have used an open-loop reloadable prepaid card in the last six months, conducted November 2015
13. Analysis based on Harvest Capital estimates. Assumes 3.0% compound annual growth rate for TPG, a 37% tax rate, and share repurchases conducted evenly over time. Does not assume debt pay down or incremental leverage
14. NetSpend acquisition was announced 2/19/13 for $16 per share. Enterprise value based on 84.3 million diluted shares outstanding for 2012. EBITDA based on company reported adjusted EBITDA of $96.2 million for 2012
15. CapitalIQ. Peer returns based on equal-weighted average
16. Bloomberg
17. Company Proxy filings
18. Bloomberg
19. Ibid. Returns calculated as of 12/31/15. Peer group returns based on equal-weighted average of each members' return in the peer group. Relative performance is calculated as Green Dot's total return over a given period, less the total return of the comparable index or peer group
20. Ibid
21. Ibid. Green Dot enterprise value based on Harvest calculation for the Company's consolidated net cash at 9/30/15. EBITDA based on Bloomberg consensus estimate
22. Company filings. 2015 estimates based on management guidance from 11/5/15

89

Endnotes (cont'd)

23. Analyst initiation reports. Consensus represents equal-weighted average of Deutsche Bank, JP Morgan, and Morgan Stanley initiating reports

24. Bloomberg

25. Quarterly Company earnings reports and Bloomberg consensus estimates. Stock reaction based on stock price movement the day following each report

26. Company filings and Bloomberg. All margins are based on 2014 or nearest completed fiscal year results. HAWK EBITDA margin is based on the company's adjusted operating revenue

27. Company filings. NetSpend results based on standalone reporting for 2011 and 2012; based on segment reporting from TSS for 2013 and 2014

28. Company filings and presentations. NetSpend results based on standalone reporting for 2011 and 2012; based on segment reporting from TSS for 2013 and 2014. NetSpend Expenses per Employee and Capex % of Revenue based on 2012 10-K filing, which was the company's last full year as a standalone public company. Green Dot direct deposit penetration based on Harvest Capital estimate; last Company update was Q1 13 when direct deposit penetration was 15%. NetSpend retail distribution based on Harvest Capital estimate; NetSpend reported 89,000 distributing locations and employer customers combined at Q3 15

29. Company filings and Bloomberg

30. Company filings and Bloomberg. Net debt calculated at 9/30/15. EBITDA based on trailing 12 months company reported adjusted EBITDA. Green Dot net cash based on consolidated net cash at 9/30/15

31. Company's 2014 10-K filing

32. Q3 14 earnings conference call

33. SurveyMonkey, survey of 772 consumers who have used an open-loop reloadable prepaid card in the last six months, conducted November 2015

34. Green Dot 10-K and 10-Q filings

35. All comments from public earnings conference calls and company webcast presentations

36. Initially discussed on Q4 11 earnings conference call held on 1/26/12. Ongoing annual expenses estimated by Harvest Capital based on public comments and investor relations presentations

37. Company's Q4 11 and Q1 12 earnings conference calls and LinkedIn

38. All comments below from public earnings conference calls and company webcast presentations

39. Green Dot press release dated 3/9/12

40. Green Dot 8-K filed 3/14/12

41. Ibid

Endnotes (cont'd)

42. Green Dot 8-K filed 3/6/13 and LinkedIn
43. Management comments from investor conferences held on 3/12/12 and 3/14/12
44. Green Dot press release dated 1/15/13
45. Q4 14 earnings press release dated 1/29/15
46. All comments on timeline below from public earnings conference calls and company webcast presentations
47. Green Dot press release dated 10/31/13
48. Green Dot earnings release dated 10/31/13
49. Company's Q2 14 earnings conference call
50. Green Dot investor presentation dated 12/2/15
51. Green Dot 10-K and 10-Q filings
52. Company press release and conference call dated 9/18/14
53. Ibid
54. All comments from Green Dot filings, earnings conference calls, and company webcast presentations
55. Green Dot press release dated 8/22/12
56. CEO comments at JP Morgan investor conference held 5/15/13
57. Green Dot 2013 10-K and Company earnings conference call dated 1/30/14
58. All comments from public earnings conference calls and company webcast presentations
59. Green Dot 2014 10-K filing and Green Dot Bank Call Report
60. Meta Financial Group 10-K filing for fiscal year 2015
61. Green Dot 2014 10-K
62. SNL Database and Green Dot Bank Call Reports
63. Ibid
64. Ibid
65. Ibid
66. Ibid
67. Company earnings conference calls and 10-K filings
68. Green Dot Q4 14 earnings conference call held on 1/29/15, press release dated 1/29/15, and 8-K filed 2/3/15
69. Green Dot Q1 14 earnings conference call held 4/30/14

Endnotes (cont'd)

70. Ibid
71. Ibid
72. Green Dot Q4 14 earnings conference call held 1/29/15
73. Green Dot Investor Day held 11/19/13
74. Morgan Stanley research note dated 11/20/13
75. Green Dot 2014 10-K
76. Deutsche Bank research note dated 11/19/13
77. Green Dot Q4 13 earnings press release dated 1/30/14
78. Green Dot Q4 13 earnings conference call held 1/30/14
79. Santa Barbara Tax Products Group acquisition conference call held 9/18/14
80. Bloomberg consensus estimates
81. Green Dot Q4 14 earnings press release dated 1/29/15
82. Green Dot S-1 filing dated 2/26/10 and Company's 2015 Proxy statement dated 4/14/15
83. Green Dot 8-K filed 4/10/13
84. CEO comments at JP Morgan investor conference held 5/15/13
85. Green Dot 8-K filed 10/8/13
86. Ibid
87. Green Dot 8-K filed 5/7/15
88. Ibid
89. Glassdoor Green Dot review page, accessed December 2015 - https://www.glassdoor.com/Reviews/Green-Dot-Reviews-E232242.htm
90. Glassdoor NetSpend review page, accessed December 2015 - https://www.glassdoor.com/Reviews/NetSpend-Reviews-E148258.htm
91. Glassdoor PayPal review page, accessed December 2015 - https://www.glassdoor.com/Reviews/PayPal-Reviews-E9848.htm
92. Green Dot SEC filings
93. Green Dot 2015 Proxy statement dated 4/14/15, CapitalIQ, and Green Dot Q3 15 10-Q filing. Harvest Capital ownership based on beneficial ownership of 3,250,000 shares as of 1/22/16. Calculations for Director ownership includes restricted stock units and options that vested within 60 days of the 2015 proxy filing, includes Sequoia Capital's ownership of 712,969 as of its 13G/A filed on 2/10/15, and treats Mr. Altman as an independent director due to his employment ceasing more than two years ago. Mr. Streit's ownership stake excludes 443,083 stock options that were out of the money at 1/22/16. Share count based on Green Dot's Q3 15 10-Q filing. All other holdings from CapitalIQ as of 9/30/15

Endnotes (cont'd)

CAPITAL STRATEGIES

94. Green Dot 2015 Proxy statement dated 4/14/15

95. Ibid

96. Ibid

97. Green Dot S-1filing dated 2/26/10 and Company Proxy Statements (2011-2015)

98. Green Dot Proxy Statements (2012-2015)

99. Green Dot Proxy Statements (2014-2015)

100. Green Dot 2014 Proxy Statement

101. Green Dot Proxy Statements (2011-2015)

102. Company filings and Blomberg. 2015 financial estimates based on management guidance from 11/5/15. 2015 share price performance is actual from 1/1/15 through 12/31/15

103. Green Dot Proxy Statements (2012-2015) and Bloomberg. Total compensation includes salary, bonus, grant date fair value of stock and option awards, non-equity incentive plan compensation, and all other compensation. Peer group return is based on equal-weighted average total shareholder returns from 1/1/11 to 12/31/14 for Green Dot's peers from the Company's 2014 Proxy Statement; excludes NetSpend due its acquisition by TSYS in 2013

104. Green Dot 2015 Proxy Statement. Mr. Streit's base salary was increased from $555,000 to $666,000 on 10/1/14

105. Green Dot 2014 Proxy Statement

106. Ibid

107. Green Dot 2015 Proxy Statement

108. Ibid

109. This example estimates the value of the proposed 1 million restricted stock grant. In this illustration, the grant vesting would be contingent upon the Company achieving $3.00 of earnings per share in 2018 and sustaining it through 2019. Harvest Capital estimates that, in such a scenario, Green Dot's market capitalization may rise to approximately $2.25 billion, or $45.00 per share, if we assume a 15x P/E multiple

110. Green Dot 10-K and 10-Q filings

111. SNL Database and Green Dot Bank Call Reports

112. SNL Database, Green Dot Bank Call Reports, and Harvest Capital estimate

113. SurveyMonkey, survey of 772 consumers who have used an open-loop reloadable prepaid card in the last six months, conducted November 2015

114. Green Dot Bank Call Report, at 9/30/15